November 7, 2018

VIA EDGAR AND OVERNIGHT COURIER

Michael Clampitt

Eric Envall

Hugh West

Cara Lubit
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Weidai Ltd. Amendment No. 3 to Registration Statement on Form F-1 (File No: 333-226790) CIK No. 0001734902

Dear Mr. Clampitt, Mr. Envall, Mr. West and Ms. Lubit:

On behalf of our client, Weidai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comment contained in the letter from the staff of the Commission (the “Staff”) dated September 25, 2018. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

To facilitate the review by the Staff, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the amendment No. 2 to registration statement on Form F-1 publicly filed with the Commission on September 21, 2018, and two copies of the filed exhibits.

Securities and Exchange Commission
November 7, 2018

The Company respectfully advises the Staff that it expects to commence the marketing activities in connection with the offering shortly after the date hereof. The Company expects to request effectiveness of the Registration Statement on November 14, 2018 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

* * * *

Securities and Exchange Commission
November 7, 2018

Summary Consolidated Financial and Operating Data

Non-GAAP Financial Measures, page 15

1. We note your Non-GAAP reconciliation for Adjusted Net Income on page. Please revise your disclosures, here and elsewhere throughout the registration statement, to show the tax effect of the corresponding adjustment as a separate line item. Refer to Non-GAAP C&DI Question 102.11.

The Company respectfully advises the Staff that the Company has revised the disclosures on pages 6, 17 and 109 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
November 7, 2018

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Teresa Zhao, the audit engagement partner at Ernst & Young Hua Ming LLP, by phone at +86 20 2881 2773 or via email at teresa.zhao@cn.ey.com, or Leo Li, Chief Financial Officer of the Company, by phone at +86 185 0164 1666 or via email at leoli@wdai.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Hong Yao, Chairman and Chief Executive Officer, Weidai Ltd.

Leo Li, Chief Financial Officer, Weidai Ltd.

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Teresa Zhao, Partner, Ernst & Young Hua Ming LLP